Exhibit 99.1

RLX Technology Announces Unaudited Fourth Quarter and Fiscal Year 2024 Financial Results

SHENZHEN, March 14, 2025 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights

•	Net revenues were RMB813.5 million (US$111.4 million) in the fourth quarter of 2024, compared with RMB520.5 million in the same period of 2023.

•	Gross margin was 27.0% in the fourth quarter of 2024, compared with 23.7% in the same period of 2023.

•	U.S. GAAP net income was RMB127.4 million (US$17.5 million) in the fourth quarter of 2024, compared with RMB216.0 million in the same period of 2023.

•	Non-GAAP net income[1] was RMB251.5 million (US$34.5 million) in the fourth quarter of 2024, compared with RMB432.6 million in the same period of 2023.

Fiscal Year 2024 Financial Highlights

•	Net revenues were RMB2,748.6 million (US$376.6 million) in fiscal year 2024, compared with RMB 1,586.4 million in the prior year.

•	Gross margin was 26.4% in fiscal year 2024, compared with 24.4% in the prior year.

•	U.S. GAAP net income was RMB564.3 million (US$77.3 million) in fiscal year 2024, compared with RMB541.0 million in the prior year.

•	Non-GAAP net income was RMB934.0 million (US$128.0 million) in fiscal year 2024, compared with RMB903.9 million in the prior year.

"2024 was a remarkable year for RLX, highlighted by tremendous progress in our global operations," commented Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and Chief Executive Officer of RLX Technology. "We’ve holistically upgraded our organizational framework and refined our business models to address international markets’ diverse and dynamic needs, driving significant growth and solidifying our market leadership in multiple regions. The innovative open-system and disposable e-vapor products we introduced in 2024 set new trends across the international markets, reaffirming our dedication to advancing harm-reduction solutions. Moving into 2025, we will prioritize innovation, compliance, and diversity in our product portfolio while navigating the industry dynamics to capture new opportunities and drive long-term success."

Mr. Chao Lu, Chief Financial Officer of RLX Technology, added, "Our focus on global expansion throughout 2024 fueled an impressive year-over-year increase in full-year revenue to RMB 2.7 billion, up 73.3%. Notably, in the fourth quarter alone, we achieved a non-GAAP operating profit of RMB112.6 million, marking a sequential rise for the fourth consecutive quarter and culminating in a significant return to profitability for the full year 2024. Furthermore, we continued to return value to our shareholders through our share repurchase program and cash dividends. Looking ahead, we will continue to pursue sustainable, profitable growth and enhanced shareholder returns through ongoing innovation and strong strategic execution."

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Fourth Quarter 2024 Financial Results

Net revenues were RMB813.5 million (US$111.4 million) in the fourth quarter of 2024, compared with RMB520.5 million in the same period of 2023. The increase was primarily due to our international expansion.

Gross profit was RMB219.9 million (US$30.1 million) in the fourth quarter of 2024, compared with RMB123.4 million in the same period of 2023.

Gross margin was 27.0% in the fourth quarter of 2024, compared with 23.7% in the same period of 2023. The increase was primarily due to a favorable change in the revenue mix and cost optimization initiatives.

Operating expenses were RMB231.5 million (US$31.7 million) in the fourth quarter of 2024, compared with RMB263.9 million in the same period of 2023. The decrease was primarily due to the fluctuation of share-based compensation expenses, offset by the increase in salaries and welfare expenses. The changes in share-based compensation expenses were primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees in line with the fluctuations in the Company's share price.

Selling expenses were RMB45.4 million (US$6.2 million) in the fourth quarter of 2024, compared with RMB38.0 million in the same period of 2023, primarily due to an increase in salaries, welfare benefits and branding expenses.

General and administrative expenses were RMB153.7 million (US$21.1 million) in the fourth quarter of 2024, compared with RMB204.0 million in the same period of 2023, primarily due to a decrease in share-based compensation expenses as well as in legal and other consulting fees, slightly offset by an increase in salaries and welfare expenses.

Research and development expenses were RMB32.4 million (US$4.4 million) in the fourth quarter of 2024, compared with RMB21.9 million in the same period of 2023, primarily due to an increase in salaries and welfare expenses, slightly offset by a decrease in share-based compensation expenses.

Loss from operations was RMB11.5 million (US$1.6 million) in the fourth quarter of 2024, compared with loss from operations of RMB140.5 million in the same period of 2023.

Income tax expense was RMB26.3 million (US$3.6 million) in the fourth quarter of 2024, compared with RMB15.1 million in the same period of 2023.

U.S. GAAP net income was RMB127.4 million (US$17.5 million) in the fourth quarter of 2024, compared with RMB216.0 million in the same period of 2023.

Non-GAAP net income was RMB251.5 million (US$34.5 million) in the fourth quarter of 2024, compared with RMB432.6 million in the same period of 2023.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.100 (US$0.014) and RMB0.094 (US$0.013), respectively, in the fourth quarter of 2024, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.166 and RMB0.161, respectively, in the same period of 2023.

Non-GAAP basic and diluted net income per ADS2 were RMB0.201 (US$0.028) and RMB0.190 (US$0.026), respectively, in the fourth quarter of 2024, compared with non-GAAP basic and diluted net income per ADS of RMB0.335 and RMB0.325, respectively, in the same period of 2023.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Balance Sheet and Cash Flow

As of December 31, 2024, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term bank deposits, net and long-term investment securities, net of RMB15,870.8 million (US$2,174.3 million), compared with RMB15,361.7 million as of September 30, 2024. In the fourth quarter of 2024, net cash generated from operating activities was RMB497.0 million (US$68.1 million).

Fiscal Year 2024 Financial Results

Net revenues were RMB2,748.6 million (US$376.6 million) in fiscal year 2024, compared with RMB1,586.4 million in the prior year. The increase was primarily due to our international expansion.

Gross profit was RMB726.5 million (US$99.5 million) in fiscal year 2024, compared with RMB387.7 million in the prior year.

Gross margin increased to 26.4% in fiscal year 2024 from 24.4% in the prior year, primarily due to a favorable change in the revenue mix and cost optimization initiatives.

Operating expenses were RMB833.7 million (US$114.2 million) in fiscal year 2024, representing a decrease of 5.7% from RMB884.4 million in the prior year. The decrease in operating expenses was primarily due to the decrease in salaries and welfare benefits.

Selling expenses increased by 7.4% to RMB229.5 million (US$31.4 million) in fiscal year 2024 from RMB 213.7 million in the prior year, mainly driven by the increase in branding expenses and share-based compensation expenses, offset by a decrease in salaries and welfare expenses.

General and administrative expenses increased by 3.6% to RMB515.9 million (US$70.7 million) in fiscal year 2024 from RMB498.0 million in the prior year, primarily attributable to the increase in share-based compensation expenses and software and technical service expenses, slightly offset by a decrease in legal and consulting expenses as well as in depreciation and amortization expenses.

Research and development expenses decreased by 48.9% to RMB88.3 million (US$12.1 million) in fiscal year 2024 from RMB172.7 million in the prior year, mainly driven by the decrease in share-based compensation expenses and salaries and welfare benefits.

Loss from operations was RMB107.1 million (US$14.7 million) in fiscal year 2024, compared with RMB 496.7 million in the prior year.

Income tax expense was RMB94.5 million (US$12.9 million) in fiscal year 2024, representing an increase of 86.1% from RMB50.8 million in the prior year.

U.S. GAAP net income was RMB564.3 million (US$77.3 million) in fiscal year 2024, compared with RMB541.0 million in the prior year.

Non-GAAP net income was RMB934.0 million (US$128.0 million) in fiscal year 2024, compared with RMB903.9 million in the prior year.

U.S. GAAP basic and diluted net income per ADS were RMB0.448 (US$0.061) and RMB0.428 (US$0.059), respectively, in fiscal year 2024, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.407 and RMB0.399, respectively, in the prior year.

Non-GAAP basic and diluted net income per ADS were RMB0.748 (US$0.102) and RMB0.715 (US$0.098), respectively, in fiscal year 2024, compared with non-GAAP basic and diluted net income per ADS of RMB0.684 and RMB0.669, respectively, in the prior year.

Share Repurchase Program and Dividend Payment

The Company repurchased approximately US$109.2 million of its ordinary shares represented by ADSs during fiscal year 2024. As of December 31, 2024, the Company had cumulatively repurchased US$304.7 million of its ordinary shares represented by ADSs.

By repurchasing shares throughout 2024 and declaring cash dividends in November 2024, the Company returned approximately US$122.9 million to its shareholders during fiscal year 2024.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 14, 2025 (8:00 PM Beijing/Hong Kong Time on March 14, 2025).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	7971219

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 21, 2025, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	5229492

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income, non-GAAP operating profit and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward- looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in the global e-vapor market; changes in its revenues and certain cost or expense items; governmental policies, laws and regulations across various jurisdictions relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.
 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	As of
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,390,298	5,593,492	766,305
Restricted cash	29,760	50,867	6,969
Short-term bank deposits, net	2,631,256	2,179,886	298,643
Receivables from online payment platforms	6,893	4,722	647
Short-term investments, net	3,093,133	719,755	98,606
Accounts and notes receivable, net	60,482	78,484	10,752
Inventories	144,850	142,552	19,530
Amounts due from related parties	118,736	346,132	47,420
Prepayments and other current assets, net	508,435	185,091	25,357
Total current assets	8,983,843	9,300,981	1,274,229
Non-current assets:
Property, equipment and leasehold improvement, net	77,358	50,787	6,958
Intangible assets, net	69,778	52,796	7,233
Long-term investments, net	8,000	8,000	1,096
Deferred tax assets, net	58,263	38,067	5,215
Right-of-use assets, net	52,562	24,110	3,303
Long-term bank deposits, net	1,757,804	727,448	99,660
Long-term investment securities, net	5,236,109	6,599,365	904,109
Goodwill	66,506	59,581	8,163
Other non-current assets, net	4,874	9,914	1,358
Total non-current assets	7,331,254	7,570,068	1,037,095
Total assets	16,315,097	16,871,049	2,311,324

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	266,426	458,538	62,819
Contract liabilities	49,586	10,610	1,454
Salary and welfare benefits payable	39,256	73,740	10,102
Taxes payable	77,164	126,154	17,283
Short-term loan	-	40,000	5,480
Accrued expenses and other current liabilities	103,996	108,816	14,908
Amounts due to related parties	101,927	27,401	3,754
Dividend payable	881	1,144	157
Lease liabilities - current portion	29,435	11,447	1,568
Total current liabilities	668,671	857,850	117,525

Non-current liabilities:
Deferred tax liabilities	23,591	16,196	2,219
Lease liabilities - non-current portion	24,419	7,050	966
Total non-current liabilities	48,010	23,246	3,185
Total liabilities	716,681	881,096	120,710

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,609,393	15,988,216	2,190,376
Noncontrolling interests	(10,977)	1,737	238
Total shareholders' equity	15,598,416	15,989,953	2,190,614

Total liabilities and shareholders' equity	16,315,097	16,871,049	2,311,324

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	520,468	756,288	813,489	111,448	1,586,397	2,748,576	376,553
Cost of revenues	(327,325)	(473,379)	(516,305)	(70,733)	(856,329)	(1,718,006)	(235,366)
Excise tax on products	(69,730)	(76,933)	(77,278)	(10,587)	(342,354)	(304,053)	(41,655)
Gross profit	123,413	205,976	219,906	30,128	387,714	726,517	99,532

Operating expenses:
Selling expenses	(37,985)	(68,975)	(45,369)	(6,216)	(213,723)	(229,466)	(31,437)
General and administrative expenses	(204,030)	(123,226)	(153,710)	(21,058)	(498,015)	(515,887)	(70,676)
Research and development expenses	(21,904)	(24,435)	(32,374)	(4,435)	(172,686)	(88,309)	(12,098)
Total operating expenses	(263,919)	(216,636)	(231,453)	(31,709)	(884,424)	(833,662)	(114,211)

Loss from operations	(140,506)	(10,660)	(11,547)	(1,581)	(496,710)	(107,145)	(14,679)

Other income：
Interest income, net	157,928	156,659	146,664	20,093	627,879	616,388	84,445
Investment income	182,699	13,070	11,072	1,517	245,700	49,636	6,800
Others, net	30,925	40,745	7,497	1,027	214,874	99,924	13,690
Income before income tax	231,046	199,814	153,686	21,056	591,743	658,803	90,256
Income tax expense	(15,078)	(30,423)	(26,303)	(3,604)	(50,755)	(94,459)	(12,941)
Net Income	215,968	169,391	127,383	17,452	540,988	564,344	77,315
Less: net income attributable to noncontrolling interests	2,491	3,737	5,422	743	6,660	12,507	1,713
Net income attributable to RLX Technology Inc.	213,477	165,654	121,961	16,709	534,328	551,837	75,602
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(132,470)	(181,148)	268,079	36,727	198,534	143,811	19,702
Unrealized (loss)/income on long-term investment securities	(11,288)	5,292	(8,151)	(1,117)	632	(2,167)	(297)
Total other comprehensive (loss)/income	(143,758)	(175,856)	259,928	35,610	199,166	141,644	19,405
Total comprehensive income/(loss)	72,210	(6,465)	387,311	53,062	740,154	705,988	96,720
Less: total comprehensive income attributable to noncontrolling interests	2,491	3,730	5,442	745	6,660	12,520	1,713
Total comprehensive income/(loss) attributable to RLX Technology Inc.	69,719	(10,195)	381,869	52,317	733,494	693,468	95,007

Net income per ordinary share/ADS
Basic	0.166	0.135	0.100	0.014	0.407	0.448	0.061
Diluted	0.161	0.129	0.094	0.013	0.399	0.428	0.059

Weighted average number of ordinary shares/ADSs
Basic	1,285,752,182	1,225,417,517	1,225,140,420	1,225,140,420	1,311,401,901	1,232,148,531	1,232,148,531
Diluted	1,324,466,240	1,287,927,444	1,291,925,422	1,291,925,422	1,340,445,653	1,288,911,783	1,288,911,783

RLX TECHNOLOGY INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
 (All amounts in thousands, except for number of shares and per share data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	215,968	169,391	127,383	17,452	540,988	564,344	77,315
Add: share-based compensation expenses
Selling expenses	12,128	5,768	13,020	1,784	16,700	32,563	4,461
General and administrative expenses	194,153	85,295	103,894	14,233	334,344	348,629	47,762
Research and development expenses	10,335	1,446	7,210	988	11,824	(11,537)	(1,581)
Non-GAAP net income	432,584	261,900	251,507	34,457	903,856	933,999	127,957

Net income attributable to RLX Technology Inc.	213,477	165,654	121,961	16,709	534,328	551,837	75,602
Add: share-based compensation expenses	216,616	92,509	124,124	17,005	362,868	369,655	50,642
Non-GAAP net income attributable to RLX Technology Inc.	430,093	258,163	246,085	33,714	897,196	921,492	126,244

Non-GAAP net income per ordinary share/ADS
- Basic	0.335	0.211	0.201	0.028	0.684	0.748	0.102
- Diluted	0.325	0.200	0.190	0.026	0.669	0.715	0.098
Weighted average number of ordinary shares/ADSs
- Basic	1,285,752,182	1,225,417,517	1,225,140,420	1,225,140,420	1,311,401,901	1,232,148,531	1,232,148,531
- Diluted	1,324,466,240	1,287,927,444	1,291,925,422	1,291,925,422	1,340,445,653	1,288,911,783	1,288,911,783

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	305,197	156,554	497,011	68,090	198,703	854,349	117,045
Net cash generated from investing activities	310,274	139,120	1,901,084	260,447	2,091,145	3,018,001	413,464
Net cash used in financing activities	(791,905)	(74,780)	(130,366)	(17,860)	(1,193,216)	(678,031)	(92,890)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(18,544)	(45,818)	62,865	8,613	34,340	29,982	4,108
Net (decrease)/increase in cash and cash equivalents and restricted cash	(194,978)	175,076	2,330,594	319,290	1,130,972	3,224,301	441,727
Cash, cash equivalents and restricted cash at the beginning of the period	2,615,036	3,138,689	3,313,765	453,984	1,289,086	2,420,058	331,547
Cash, cash equivalents and restricted cash at the end of the period	2,420,058	3,313,765	5,644,359	773,274	2,420,058	5,644,359	773,274